

New York Stock Exchange
11 Wall Street
New York, NY 10005

September 13, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the
0.625% Senior Notes Due 2028 of Celanese US Holdings LLC, guaranteed by Celanese
Corporation, Celanese Americas LLC, Celanese Acetate LLC, Celanese Chemicals, Inc.,
CNA Holdings LLC, Celanese International Corporation, Celtran, Inc., KEP Americas
Engineering Plastics, LLC, Ticona Fortron Inc., Ticona Polymers, Inc., Ticona LLC,
Celanese Global Relocation LLC, Celanese Ltd., Celanese Sales U.S. Ltd., under the
Exchange Act of 1934.

Sincerely,